Exhibit (a)(1)(K)

To:	Eligible Holders

From:	Peter Castrichini

RE:	Stockholders Approve the Stock Option Exchange Program

All,

Our stockholders approved the option exchange program! As you know, we launched the program on January 23, 2024, with the completion contingent on stockholder approval at today’s special meeting.

As a reminder, participation in this option exchange program is voluntary and the election period will continue through February 20th. The election period will close on February 20, 2024 at 11:59 pm Eastern Time and replacement stock options are expected to be granted on February 21, 2024.

If you have questions about the option exchange program, we encourage you to attend one of the two remaining information sessions scheduled for Wednesday, February 7th and Friday, February 16th. If you have any questions, you may also reach out by emailing compensation@sagerx.com.

Best regards,

Pete

Participation in the Option Exchange is voluntary. Sage and our Board of Directors make no recommendation as to whether you should participate or refrain from participating in the Option Exchange. You must make your own decision whether to participate. You should speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in the Option Exchange. The Option Exchange is being made pursuant to the terms and conditions set forth in Sage’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange Eligible Options for Replacement Options, filed with the Securities and Exchange Commission, which are available free of charge at http://www.sec.gov or on the Option Exchange website located at: www.myoptionexchange.com. You should read these written materials carefully because they contain important information about the Option Exchange, including related risks.